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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

BROCKTON CAPITAL CORP. (Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7 Executive Offices

1.	Third Fiscal Quarter Ended 1/31/2006 Interim Financial Statements
Form 52-109FT2: CEO Certification of Interim Filings
Form 52-109FT2: CFO Certification of Interim Filings
Third Quarter Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

                                  SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                Brockton Capital Corp. -- SEC File No. 0-49760
                                 (Registrant)

Date: May 2, 2006                                            By /s/ Kevin R. Hanson
                                       Kevin R. Hanson, President/CEO/Director

SEC 1815 (6-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROCKTON CAPITAL CORP. (A Development Stage Company) INTERIM FINANCIAL STATEMENTS January 31, 2006 (Stated in Canadian Dollars) (Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED JANUARY 31, 2006 AND 2005 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
January 31, 2006 and April 30, 2005
(Stated in Canadian Dollars)
(Unaudited)

	January 31,	April 30,
ASSETS	2006	2005

Current
Cash	$13,905	$5,865
GST receivable	5,581	2,903
Inventory	4,735	4,735
Prepaid expenses	1,027	-

	25,248	13,503

Rights – Note 2	123,610	123,610

	$148,858	$137,113

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$94,171	$43,590
Notes payable – Notes 3 and 5	37,500	-

	131,671	43,590

SHAREHOLDERS’ EQUITY

Share Capital – Note 4	207,342	207,342
Contributed surplus	168,750	168,750
Deficit accumulated during the development stage	(358,905)	(282,569)

	17,187	93,523

	$148,858	$137,113

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three and nine months ended January 31, 2006 and 2005
(Stated in Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	January 31,		January 31,
	2006	2005	2006	2005

General and Administrative Expenses
Accounting, audit and legal fees – Note 5	$975	$9,733	$8,737	$17,917
Consulting fees	15,000	8	46,200	1,633
Equipment rental – Note 5	1,500	1,500	4,500	4,500
Filing fees	1,210	120	5,860	4,600
Interest and bank charges	827	49	1,102	250
Investor relations	-	-	-	505
Office and supplies – Note 5	750	750	2,250	2,280
Promotion	-	-	545	1,481
Rent – Note 5	2,250	2,250	6,750	6,750
Transfer agent fees	73	-	395	2,959

Loss before other item	(22,585)	(14,410)	(76,339)	(42,875)

Other item
Interest income	-	51	3	2,131

Net loss for the period	$(22,585)	$(14,359)	$(76,336)	$(40,744)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended January 31, 2006 and 2005
(Stated in Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	January 31,		January 31,
	2006	2005	2006	2005

Operating Activities
Net loss for the period	$(22,585)	$(14,359)	$(76,336)	$(40,744)
Item not involving cash
Interest accrual on notes receivable	-	-	-	(1,946)
Changes in non-cash working capital
items related to operations:
GST receivable	(477)	3,303	(2,678)	1,685
Inventory	-	-	-	(10,735)
Prepaid expenses	-	178	(1,027)	-
Accounts payable and accrued
liabilities	(1,987)	15,530	50,581	11,415

	12,451	4,652	8,040	(40,325)

Financing Activities
Shares issued for cash	-	-	-	4,500
Notes payable	37,500	-	37,500	-

	37,500	-	37,500	4,500

Increase (decrease) in cash during
the period	12,451	4,652	8,040	(35,825)

Cash, beginning of the period	1,454	10,081	5,865	50,558

Cash, end of the period	$13,905	$14,733	$13,905	$14,733

Supplemental disclosure of cash flow
information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

SEE ACCOMPANYING NOTES

	BROCKTON CAPITAL CORP.
	(A Development Stage Company)
	STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from February 8, 2000 (Date of Incorporation) to January 31, 2006
	(Stated in Canadian Dollars)
	(Unaudited)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			During the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000
(Date of Incorporation)	-	$-	$-	$-	$-
Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737
Cash received from escrow
share issuances at $0.075
per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784
Cash received from share
issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316
Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543
Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500
Net loss for the year	-	-	-	(61,031)	(61,031)

Balance, April 30, 2005	6,337,500	207,342	168,750	(282,569)	93,523
Net loss for the period	-	-	-	(76,336)	(76,336)

Balance, January 31, 2006	6,337,500	$207,342	$168,750	$(358,905)	$17,187

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
January 31, 2006
(Stated in Canadian Dollars)
(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2005 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the
Company’s April 30, 2005 annual financial statements.

Note 2	Rights

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of a private company,
Cyberhand Technologies Inc. (“Cyberhand”). Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable. Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735, which was written down to its net realizable value of $4,735 during the year ended April 30, 2005.

Note 3	Notes Payable – Note 5

The notes payable are due on demand, bear interest at 10% per annum and are unsecured.

Note 4	Share Capital

a)	Authorized:

100,000,000 common shares without par value 100,000,000 preferred shares without par value

Brockton Capital Corp. (A Development Stage Company) Notes to the Interim Financial Statement October 31, 2005 (Stated in Canadian Dollars) (Unaudited) – Page 2

Note 4 Share Capital – (cont’d)

b)	Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers’ common share purchase options.
Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the
Company’s Initial Public Offering. Unless otherwise stated, share purchase options vest when granted. Details of stock options for the nine months ended January 31,
2006 and 2005 are as follows:

		Nine months ended January 31,
	2006		2005

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable
at beginning and end of period	302,500	$0.15	302,500	$0.15

At January 31, 2006, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006.

Note 5 Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Nine months ended
	January 31,
	2006	2005

Accounting fees	$7,892	$4,426
Equipment rental	4,500	4,500
Office supplies	2,250	2,250
Rent	6,750	6,750

	$21,392	$17,926

Brockton Capital Corp. (A Development Stage Company) Notes to the Interim Financial Statement October 31, 2005 (Stated in Canadian Dollars) (Unaudited) – Page 3

Note 5 Related Party Transactions – (cont’d)

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At January 31, 2006, accounts payable and accrued liabilities include $28,995 owing to a partnership controlled by two directors of the Company.

At January 31, 2006, notes payable included $14,000 owing to companies controlled by directors of the Company.

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS

I, Kevin Hanson, President of Brockton Capital Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109

Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending January 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

April 3, 2006 Date

/s/Kevin Hanson Signature

President Title

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Brockton Capital Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109

Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending January 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

April 3, 2006 Date

/s/Roy Brown Signature

Chief Financial Officer Title

BROCKTON CAPITAL CORP. QUARTERLY REPORT for the three and nine months ended January 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date of Report:	March 30, 2006

1.2	Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage. Effective August 1, 2001, the Company completed its initial public offering (“IPO”), having received approval from the British Columbia
Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717. On August 27, 2001, the common shares of the Company were listed for trading on the TSX. Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and
Exchange Commission and effective March 29, 2005, the Company’s common shares commenced trading on the OTCBB.

The Company’s principle business, since its listing on the TSX on August 27, 2001, was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.
Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company. The reason for the request was due to default risks associated with the
Cyberhand acquisition (see “Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at
$0.075 per share ($168,750) and completed a private placement of 4,500,000 common shares at $0.001 per share.

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand
Technologies Inc. (“Cyberhand”) in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share. Cyberhand, incorporated in Alberta
Canada, is developing new technologies specific to consumer electronics. The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval. On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000.
Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

Brockton Capital Corp. Quarterly Report – Management Discussion and Analysis for the three and nine months ended January 31, 2006 – Page 2

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand. The principal and interest was due and payable at April 30, 2004.
Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products.
Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order to purchase
50,000 units per month or forfeit its rights under this agreement. As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of
$10,735.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above. These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

On September 29, 2004, the Company completed a private placement for the issue of
4,500,000 common shares at $0.001 per share for proceeds of $4,500. Subscribers to this placement included directors of the Company (1,250,000).

There have been no other financings since the aforementioned private placement.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

The Company has been unable to generate profitable sales and has written its inventory on hand down to its net realizable value of $4,735. Cyberhand has improved its financial situation over the last year and has indicated to the Company that it expects to have marketable products available for the Company to market, sell and distribute in Canada.

1.3 Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Brockton Capital Corp.
Quarterly Report – Management Discussion and Analysis
for the three and nine months ended January 31, 2006 – Page 3

1.3	Selected Annual Information – (cont’d)

		Years ended April 30,
		2005	2004	2003
	Total revenues	$-	$-	$-
	Loss before discontinued operations and
	extraordinary items	$(61,031)	$(143,489)	$(45,773)
	Basic and diluted loss per share before
	discontinued operations and extraordinary items	$(0.01)	$(0.08)	$(0.02)
	Net loss	$(61,031)	$(143,489)	$(45,773)
	Basic and diluted loss per share	$(0.01)	$(0.08)	$(0.02)
	Total assets	$137,113	$176,549	$313,924
	Total long-term liabilities	$-	$-	$-
	Cash dividends per share	$-	$-	$-

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken, investor relations costs incurred during 2004, reduction of interest income due to funds used in 2005 and the write-off of deferred investment expenses in 2004.

1.4 Results of Operations

Operations during the nine months ended January 31, 2006 were primarily related to maintaining the Company’s status as a US and Canadian reporting company and development of the business with Cyberhand. There were no investor relations arrangements entered into during the period. There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period. During the nine months ended January 31, 2006 and effective from May 1, 2005, the
Company has agreed to pay Carob Management $5,000 per month for consulting services related to new business opportunities for the Company and other administration duties. This amount was unpaid at January 31, 2006.

At January 31, 2006, the Company had a working capital deficit of $106,423. Therefore, in order to continue operations, the Company will need to obtain new financing or generate profitable operations in the next few months.

Brockton Capital Corp.
Quarterly Report – Management Discussion and Analysis
for the three and nine months ended January 31, 2006 – Page 4

1.5			Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q3		Q2	Q1	Q4	Q3		Q2	Q1	Q4
	Jan 31,		Oct 31,	July 31,	April 30,	Jan 31,		Oct 31,	July 31,	April 30,
	2006		2005	2005	2005	2005		2004	2004	2004

Total revenues		$-	$-	$-	$-		$-	$ -	$-	$ -
Net loss before discontinued operations and extraordinary items:
Total	$(22,585)		$(43,906)	$(9,845)	$ (20,287)	$ (14,359)		$(18,176)	$(8,209)	$(85,672)
Per share		$-	$-	$-	$-		$-	$ (0.01)	$-	$ (0.05)
Per share, fully
diluted		$-	$-	$-	$-		$-	$ (0.01)	$-	$ (0.05)
Net loss:
Total	$(22,585)		$(43,906)	$(9,845)	$ (20,287)	$ (14,359)		$(18,176)	$(8,209)	$(85,672)
Per share		$-	$-	$-	$-		$-	$ (0.01)	$-	$ (0.05)
Per share, fully
diluted		$-	$-	$-	$-		$-	$ (0.01)	$-	$ (0.05)

1.6	Liquidity

The Company has total assets of $148,858. The primary assets of the Company are cash of $13,905, GST receivable of
$5,581, inventory of $4,735, prepaid expenses of $1,027 and marketing and distribution rights carried at $123,610. The
Company has a working capital deficit of $106,423. It is management’s opinion that these assets are not sufficient to meet the Company’s operating requirements for the next year. Management is currently reviewing financing alternatives including additional private placements and loans from related parties. The Company received $37,500 in loans from shareholders of the Company, including $14,000 from directors of the Company. These loans are due on demand, bear interest at 10% per annum and are unsecured.

1.7	Capital Resources

The Company has acquired certain marketing and distribution rights as described in Note 2 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.2,
Business Acquisition and Financing.

1.8	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Brockton Capital Corp. Quarterly Report – Management Discussion and Analysis for the three and nine months ended January 31, 2006 – Page 5

1.9	Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano):

	Nine months	Nine months
	ended	ended
	January 31,	January 31,
	2006	2005

Accounting fees	$7,892	$4,426
Equipment rental	4,500	4,500
Office supplies	2,250	2,250
Rent	6,750	6,750

	$21,392	$17,926

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At January 31, 2006, accounts payable and accrued liabilities include $28,995 owing to abovenoted partnership controlled by two directors of the Company.

At January 31, 2006, notes payable included $14,000 owing to companies controlled by directors of the Company (Kevin Hanson and Terry Amisano).

1.10	Fourth Quarter

N/A

1.11	Proposed Transactions

N/A

1.12	Critical Accounting Estimates

Management has determined that no impairment write-down is required for the intangible assets purchased during the period. See 1.2 and 1.7.

1.13	Changes in Accounting Policies

N/A

1.14	Financial Instruments and Other Instruments

The carrying value of cash, inventory and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Brockton Capital Corp. Quarterly Report – Management Discussion and Analysis for the three and nine months ended January 31, 2006 – Page 6

1.15	Other MD&A Requirements

Disclosure of Outstanding Share Capital

	a)	Authorized:

100,000,000 common shares without par value 100,000,000 preferred shares without par value

	Common Stock

	Number of
	Shares	Amount

Balance, April 30, 2005	6,337,500	$207,342

Balance, January 31, 2006 and March 27, 2006	6,337,500	$207,342

b)	Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.
Detail of stock options for the nine months ended January 31, 2006 and 2005 are as follows:

		Nine months ended January 31,
	2006		2005

		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable
at beginning and end of period	302,500	$0.15	302,500	$0.15

At January 31, 2006, directors and officers of the Company held the 302,500 common share purchase options outstanding.
Each option entitles the holder to purchase one common share at $0.15 per share until August 28, 2006. No changes in these amounts have occurred to March 27, 2006.

c)	Additional information related to the Company is on SEDAR at www.sedar.com.